October 23, 2013

Kathleen Krebs

Special Counsel

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

Washington, D. C. 20549

Re:         Ixir Productions, Inc.

Registration Statement on Form S-1

Filed September 13, 2013

File No. 333-191172

 Dear Mr. Spirgel;

The following are the Company’s responses to your comment letter of October 9, 2013.

General

1. We note references to third party information throughout the prospectus, including, but not limited to, references to information from the 2012 Digital Music report from IFPI. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us whether any referenced report was commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

No reports were commissioned by us for use in connection with this registration statement. Exhibits provided.

Prospectus Cover Page, page 2

2. It appears that the offering by the company will be self-underwritten. If so, please disclose this on the prospectus cover page and in the Plan of Distribution section of the prospectus. Disclose how the company will distribute the shares. If Mr. Azoulay will be offering the shares on behalf of the company, disclose this fact and revise the Plan of Distribution section to disclose whether he will be relying on Rule 3a4-1 and how he meets the conditions of the rule.

Disclosure added regarding self-underwriting and Mr. Azoulay’s distribution of such.

The offering will be conducted by Mr. Azoulay, our President. Under Rule 3a 4-1 of the Securities Exchange Act an issuer may conduct a direct offering of its securities without registration as a broker/dealer. Such offering may be conducted by officers who perform substantial duties for or on behalf of the issuer otherwise than in connection with securities transactions and who were not brokers or dealers or associated persons of brokers or dealers within the preceding 12 months and who have not participated in selling an offering of securities for any issuer more that once every 12 months, with certain exceptions.

Furthermore, such persons may not be subject to a statutory disqualification under Section 3(a)(39) of the Securities Exchange Act and may not be compensated in connection with securities offerings by payment of commission or other remuneration based either directly or indirectly on transactions in securities and at the time of offering our shares may not be associated persons of a broker or dealer. Mr. Azoulay will meets these requirements.

Prospectus Summary, page 4

3. You state on page 4 that you are not a blank check company. Please revise this disclosure to state that this is your belief.

Revised to state belief.

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4. Please revise the first paragraph under “Our Company” to clarify that it is your intent to provide the services described, but that you do not have the funding or operational ability to do so at this time.

Disclosure added.

Risk Factors, page 5

We are at a very early operational stage and our success is subject to the substantial…, page 5

5. Please revise this generic risk factor so that it is specific to your intended business, industry and market.

Revised.

Failure to effectively manage our growth could place strains…, page 6

6. This risk factor does not appear to apply to the company or its proposed business. Please advise, revise or delete the disclosure.

Deleted.

Material weaknesses in our Internal Controls may result in unreliability of our…, page 6

7. Please expand your disclosure here and where appropriate to discuss the risks and potential impact on your business and financial statements due to the absence of an audit committee and employees familiar with U.S. GAAP. Discuss the knowledge of U.S. GAAP of your sole officer and director.

Disclosure added.

We may not be able to execute our business plan or stay in business without additional…, page 6

8. To provide context, please disclose the amount of funding you need to execute your business plan (explaining what that means) and stay in business.

Disclosure added that the Company anticipates the need for $31,000 to operate over the next twelve months.

Foreign Officer and Director could result in difficulty enforcing rights, page 8

9. Please revise this risk factor to expand your discussion of legal rights under United States securities laws that may be limited due to the location of your officers and directors in France. For example, discuss whether investors have the ability to effect service of process and enforce judgments obtained in U.S. courts against any officers or directors who are located in France.

Disclosure added.

Description of Business and Property, page 15

10. In the first paragraph of this section, please correct the disclosure to state the number of shares sold to Mr. Azoulay.

Revised as follows:

Ixir Productions, Inc. is authorized to issue 75,000,000 shares of common stock, at par value $0.001 per share. Pursuant to a Subscription Agreement (dated March 19, 2013) 5,000,000 shares of common stock was were sold to Jonathan Azoulay, the sole officer and director of the Company, at a purchase price of $0.0025 per share, for aggregate proceeds of $12,500.

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11. Please revise the description of your business plan to clearly distinguish between services that you currently provide and those that are aspirational.

Revised as follows:

CURRENT SERVICES - MUSIC RECORDING AND PRODUCTION

Our objective is to provide music artists with all of their music production, recording and mixing needs. We will provide high-quality recording services, tailored to the needs of each unique recording artist or group. We can work with soloists, groups, and bands in all musical genres in recording demos, full albums, or singles.

Our services range from acoustic recordings to ‘laying down beats’. An initial consultation will determine the needs of the artist(s), and the best approach to producing high-quality recordings. Mixing, engineering, and recording will all be done by third-parties. Clients will be provided with high-quality downloadable media files that meet and exceed industry standards.

Artists will be charged a flat-rate fee for music production services. Fees will be negotiated during the initial consultation session.

FUTURE SERVICE

We plan to expand our services in the future and provide: music video production and recordings/video of live performance.

12. Please revise the description of your business plan to address the time frame for implementation, the steps involved, estimated costs and any material obstacles involved before you can implement your business plan.

Revised as follows:

Our company’s business is focused on providing music artists with all of their music production, recording and distribution needs. We currently have minimal revenue, operating history and no music artists but our sole officer and director, Mr. Jonathan Azoulay. Our objectives over the 12-month period following successful completion of our Offering are:

•	Launch our corporate website

•	Identify music artists and offer our services

•	Advertising and marketing of our record label and music artists.

First, we are planning to launch our corporate website with the funds we receive from our Offering, we have budgeted $1,500 for the design of the website and plan to launch within 2-3 months. We have secured a domain name ixirproductions.com, but do not have a functioning website yet. We intend to use a free open source content-management system based on PHP and MySQL. Our website will list our services to music artists, provide information about our business and showcase music, tours, photos, videos and a portfolio of our music artists. Once are website is fully functional we will immediately look and engage in recruiting music artists to use our services. We have budgeted $4,500 for this task and expect it to be an going task. Our sole officer and director will be responsible for finding and recruiting music artist. We plan to focus on sites like MySpace, Bandcamp, ReverbNation which music artists use as a platform to show off their work to millions of people. We also intend to use social networks such as Facebook to post messages about our services to music artists. We have already created a Facebook page for our Company https://www.facebook.com/IxirRecording. Once we identify music artist we will offer our one-stop-shop record label services, we will send out marketing materials including our music demos. Our music demos are also available on https://soundcloud.com/john-azoulay. We have budgeted $20,000 to advertise, market and build brand awareness in the public domain. If we are successful in recruiting music artists we have also budgeted $5,000 to hire an event manager consultant, the role of the event manager is to find, schedule and book live events for the music artists.

13. You state that you have partnered with Dance All Day Musicvertriebs GmbH c/o Feiyr.com. Please disclose whether you have entered into a written agreement with this entity. File any agreements and discuss the material terms of the agreement as appropriate.

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There was no written agreement with DANCE ALL DAY, when the company signed up on their website (www.feiyr.com) to use their service they been asked to acknowledge and accept the license agreement which is attached as an exhibit.

Material terms:

DANCE ALL DAY acts as a digital distributor to our songs and labels, we don't transfer our copyrights and publishing rights to them. They take 20% of the sales. We can terminate our account at any time.

14. Make clear that you do not have a functioning website.

Disclosure added.

The Market Opportunity, page 16

15. Please explain why your market disclosure in this section and industry trends disclosure on page 19 focus on the United States when your sole officer and director is located in France.

The main market for the company’s products and services is in the United States.

Market and Promote Our Current Talent, page 17

16. You disclose that you have released 12 songs that are available for sale through the major music portals. Please identify the artist(s) and songs and the major music portals. Discuss in greater detail how you recruited and recorded the artists, produced these songs and if you have generated any revenues from them. We note that you were incorporated in March of this year and have limited operations. We also note your disclosure on page 20 that you had two customers.

Disclosure added.

To demonstrate our music production and distribution capabilities, our sole officer and director, Mr. Jonathan Azoulay, had self-produced to date 17 of his own songs which are available for sale on iTunes, Amazon and BeatPort. To date we have generated insignificant revenue from the sales of these songs.

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Our current active songs for sale:

SKU	SONG	ARTIST	GENRE
10045914	Not Alone Feat. Audrey Graham (Extended Mix)	John Azoulay	House
10048098	Not Alone Feat. Audrey Graham (Radio Edit)	John Azoulay	House
10070971	T L V (Original Mix)	John Azoulay	Electro House
10166564	Sight (Original 8'' Edit)	John Azoulay	Prog-House
10166565	Himo (Original Mix)	John Azoulay	House
10166566	Organe (Original Mix)	John Azoulay	Electro
10172462	Spy	John Azoulay	Deep House
10173719	Intimacy (Original Mix)	John Azoulay	Prog-House
10173720	Boundless (Original Mix)	John Azoulay	Prog-House
10202634	Map of Mind	John Azoulay	Electro House
10202635	Arvy	John Azoulay	Deep House
10202636	Linch	John Azoulay	Tech-House
10208044	Exit (Romanito Vocal)	John Azoulay	Deep House
10208045	People Want	John Azoulay	Deep House
10208594	Morning Sea	John Azoulay	Deep House
10212224	In Your Nature (Club Mix)	John Azoulay	Prog-House
10212225	Burn Out (Club Mix)	John Azoulay	Tech-House

Employees, page 17

17. Please state clearly that you have a single employee, Mr. Azoulay, and that he is not a full-time employee, offering only an anticipated 20 hours per month to the company.

Disclosure added that we have a single employee, Mr. Azoulay, and that he is not a full-time employee, offering only an anticipated 20 hours per month to the company.

Management’s Discussion and Analysis…, page 17

18. In the introductory paragraph to this section, please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors do not apply to statements made in initial public offerings or by issuers of penny stock.

References removed.

19. You state in the fourth paragraph on page 18 that if you are able to sell 75% of the shares being offered, you can maintain your reporting requirements with the SEC and “execute our business plan.” Please specifically discuss what you mean by “execute our business plan.”

Disclosure added as follows:

The above refers to executing our plan as follows:

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First, we are planning to launch our corporate website with the funds we receive from our Offering, we have budgeted $1,500 for the design of the website and plan to launch within 2-3 months. We have secured a domain name ixirproductions.com, but do not have a functioning website yet. We intend to use a free open source content-management system based on PHP and MySQL. Our website will list our services to music artists, provide information about our business and showcase music, tours, photos, videos and a portfolio of our music artists. Once are website is fully functional we will immediately look and engage in recruiting music artists to use our services. We have budgeted $4,500 for this task and expect it to be an going task. Our sole officer and director will be responsible for finding and recruiting music artist. We plan to focus on sites like MySpace, Bandcamp, ReverbNation which music artists use as a platform to show off their work to millions of people. We also intend to use social networks such as Facebook to post messages about our services to music artists. We have already created a Facebook page for our Company https://www.facebook.com/IxirRecording. Once we identify music artist we will offer our one-stop-shop record label services, we will send out marketing materials including our music demos. Our music demos are also available on https://soundcloud.com/john-azoulay. We have budgeted $20,000 to advertise, market and build brand awareness in the public domain. If we are successful in recruiting music artists we have also budgeted $5,000 to hire an event manager consultant, the role of the event manager is to find, schedule and book live events for the music artists.

Results of Operations, page 20

20. You state that form March 19, 2013 to June 30, 2013 you had sales of $2,044. Please revise your disclosure to clarify whether these sales were the result of fixed-fee payments from artists, song sales from online portals, or a combination.

Revised to disclose these were from fixed fee payments from artists.

21. Please explain what you mean by your statement on pages 20 and 22 that your cost of sales was $1,455 “all of which were incurred with our sole officer.” Disclose what comprises your cost of sales.

Revised to clarify this was payment for services to our officer.

22. Revise your disclosure to discuss what constitutes “organization fees.”

Revised to disclose cost of incorporation and Registered Agent fees.

Security Ownership of Certain Beneficial Owners and Management, page 22

23. Please add a column to the table showing Mr. Azoulay’s beneficial ownership assuming all the shares being offered are sold.

Column added.

Plan of Distribution, page 25

24. Please revise the plan of distribution to reflect, if true, that the offering is a self-underwritten offering of 500,000 shares of common stock and at a fixed price of $0.10 per share for the duration of the offering.

Revised to disclose that the offering is a self-underwritten offering of 500,000 shares of common stock and at a fixed price of $0.10 per share for the duration of the offering.

25. Please clarify that the company will not accept subscriptions or payment for the shares until after the registration statement is effective.

Clarified that the company will not accept subscriptions or payment for the shares until after the registration statement is effective.

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26. Please file the subscription agreement as an exhibit.

Subscription Agreement filed as an exhibit.

Additional Information, page 28

27. Your disclosure in the first sentence indicates that you will only have a reporting obligation upon the filing of a Form 8-A registration statement. Please revise your disclosure to state that, upon the effectiveness of the Form S-1 registration statement, you will have a reporting obligation under Section 15(d) of the Securities Exchange Act of 1934. Disclose that, under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Disclose whether you intend to register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A. If not, disclose that since your shares will not be registered under Section 12(g), you will not be subject to the SEC’s proxy, tender offer, and short swing insider trading rules for Section 12 registrants.

Disclosure added that upon the effectiveness of the Form S-1 registration statement, we will have a reporting obligation under Section 15(d) of the Securities Exchange Act of 1934. We are not required to file periodic reports if we have less than 300 holders of record for the fiscal year after the year of effectiveness. We intend to register our common stock under Section 12(g) of the Exchange Act by filing a Form 8-A.

Balance Sheet, page F-2

28. Please tell us what the deferred equity issuance costs line item represents. It appears that you have issued all the shares of stock related to these costs. Your policy on page F-6 states that direct offering costs are capitalized and recorded in paid in capital when the proceeds are received. Tell us if you have received all the proceeds from your issuances.

The deferred equity issuance costs are directly related to the preparation of this registration statement, consisting solely of non-recurring legal fees. This registration statement is registering yet to be issued shares to be sold to third parties, all of the proceeds from which, will be received by the Company. Accordingly, the deferred equity offering costs will be recorded in paid in capital during the period in which the proceeds from this offering are received. None of the proceeds from this offering have yet to be received.

Exhibits, page 30

29. Please file all exhibits as required under Item 601 of Regulation S-K. We note that your exhibit index indicates that six exhibits were filed with this registration statement; however, it appears only three exhibits were filed.

Exhibits filed.

Very truly yours,

Jonathan Azoulay

Ixir Productions, Inc.

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